

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via Email
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

Re: Pacific Gold Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 26, 2013
File No. 000-32629

Dear Mr. Landau:

We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one of our letter dated July 17, 2013 and the amended Form 10-K. However, it appears that exhibits 4.5, 4.7 and 4.10 are filed in an improper electronic format. Please re-file in an appropriate format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

2.   Also, your response letter indicates that exhibit 4.10 includes notes issued to Asher Enterprises. The filed notes indicate they are payable to Richard Jagodnik. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Carl Van Denmark
        Golenbock Eiseman Assor Bell & Peskoe LLP